December 12, 2014

VIA EDGAR

Russell Mancuso
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Helius Medical Technologies, Inc./Application for Withdrawal on Form RW for Registration Statement on Form S-1 (File No. 333-197387).

Dear Mr. Mancuso:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Helius Medical Technologies, Inc. (the “Company”), hereby applies for the withdrawal of Registration Statement No. 333-197387 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on July 14, 2014 and was amended on September 23, 2014.

No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company has decided at this time not to proceed with the offering as it is re-evaluating its registration priorities and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Act. The Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Trevor Chaplick, Esq., of Proskauer Rose LLP, at (202) 416-6829.

Sincerely,

/s/ Philippe Deschamps

Philippe Deschamps

President and Chief Executive Officer